UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Bauer, Joseph W.
   29400 Lakeland Boulevard
   Wickliffe, OH  44092
2. Issuer Name and Ticker or Trading Symbol
   The Lubrizol Corporation
   LZ
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and General Counsel
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Shares                |(1)   |A   |75.8591           |A  |(1)        |1,102.7648 (2)     |D     |                           |
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Common Shares                |      |    |                  |   |           |1,881.2863 (3)     |I     |Trust                      |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Employee Stock Option (R|$28.1250|3/27/|A   |16,500     |A  |3/27/|3/27/|Common Share|8,250  |       |            |   |            |
ight to Buy)            |        |2000 |    |           |   |2001 |2010 |s           |       |       |            |   |            |
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                        |        |     |    |           |   |3/27/|3/27/|Common Share|4,125  |       |            |   |            |
                        |        |     |    |           |   |2002 |2010 |s           |       |       |            |   |            |
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                        |        |     |    |           |   |3/27/|3/27/|Common Share|4,125  |       |16,500      |D  |            |
                        |        |     |    |           |   |2003 |2010 |s           |       |       |            |   |            |
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Explanation of Responses:
(1) Acquired on various dates between January 1 and December 31, 2000, pursuant to Lubrizol's deferred compensation plans, at prices ranging from $21.6250 to $27.9375 per share.
(2) Includes Common Shares that previously were reported on Table I as Phantom Stock Units, which are payable in Common Shares on a 1-for-1
basis.
(3) Reflects end-of-period holdings resulting from acquisitions pursuant to a qualified plan, which are exempt under Section
16b-3(c).
SIGNATURE OF REPORTING PERSON
/s/  Joseph W. Bauer by Leslie M. Reynolds
DATE
February 8, 2001